Mail Stop 7010
						December 19, 2005

via U.S. mail and Facsimile

Stephen R. Light
President and Chief Executive Officer
Flow International Corporation
23500 64th Avenue South
Kent, WA 98032

	Re:	Flow International Corporation
Form S-1/A filed December 12, 2005
File No. 333-125113

Dear Mr. Light:

      We have limited our review of your filing to those issues we
have addressed in our comments.    Feel free to call us at the
telephone numbers listed at the end of this letter.

Form S-1/A filed December 12, 2005

General

1. Please update the registration statement to include the most recent interim financial statements. Update related disclosures throughout the prospectus as necessary.

Part II
Item 16.  Exhibits and Financial Statement Schedules

2. Include a currently dated consent of the independent registered public accounting firm with your next amendment.

Item 17.  Undertakings

3. Revise your undertakings to include all the undertakings required by Item 512 of Regulation S-K. We particularly note that it appears you have not included the full undertaking required by Item 512(a) or the undertaking required by Item 512(h).

4. Revise paragraph 1 to delete the proviso in the final sentence as this proviso is not applicable to filings on Form S-1.

5. Delete paragraph 4 in this section as Form S-1 does not permit forward incorporation by reference. See General Instruction VII.
and
Item 12 of Form S-1 and Regulation S-K Item 512(b).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Robert S. Jaffee
	William Gleeson
	Preston Gates & Ellis LLP
	925 Fourth Avenue, Suite 2900
	Seattle, WA 98104
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Stephen R. Light
Flow International Corporation
December 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE